
stratasys | F900

STRATASYS Q3 2018

Financial Results Conference Call

November 1, 2018

stratasys

Q3 2018 Conference Call and Webcast Details

Speakers

- Elan Jaglom – Interim CEO
- David Reis – Vice-Chairman
- Lilach Payorski – CFO
- Yonah Lloyd – VP, Investor Relations

Live webcast and replay:
https://edge.media-server.com/m6/p/a8omzkp4

Live Dial-in Information

Primary Dial-in:
+1-866-394-5776

International Dial-in:
+1-409-350-3596

Participant Passcode:
2963439

Forward Looking Statement

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2018, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; any failure to adequately adapt our infrastructure and properly integrate the internal and external sources of our growth to generate intended benefits (including from the companies that we recently acquired); the impact of competition and new technologies; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects," and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2017 (the "2017 Annual Report"), filed with the Securities and Exchange Commission (the "SEC") on February 28th, 2018. Readers are urged to carefully review and consider the various disclosures made throughout our 2017 Annual Report, and the Report on Form 6-K that attaches Stratasys' unaudited, condensed consolidated financial statements as of, and for the quarter and nine months ended, September 30, 2018, and its review of its results of operations and financial condition for those periods, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.



Use of Non-GAAP Financial Information

The non-GAAP data that appears below, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, changes in fair value of obligations in connection with acquisitions and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 20.





Elan Jaglom
Interim CEO

Opening Remarks

- Pleased with third quarter results
- Continued recovery in high-end system orders
- Improved results at Stratasys Direct Manufacturing
- Steady growth in consumables and services

Make it Better. Make it with Stratasys.



FINANCIAL UPDATE

Lilach Payorski – CFO

Financial Results

- Revenue 4%
- GAAP Gross Profit 5%
- GAAP Operating Income 149%
- Non-GAAP Gross Profit 3%
- Non-GAAP Operating Income 1%

	GAAP			Non-GAAP		
	Q3 '17	Q3 '18	Change Y/Y	Q3 '17	Q3 '18	Change Y/Y
Total Revenue	155.9	162.0	4.0%	155.9	162.0	4.0%
Gross Profit % Margin	75.2 48.3%	78.9 48.7%	3.7 / 4.9%	81.8 52.5%	84.5 52.1%	2.6 / 3.2%
Operating Income (Loss) % Margin	(6.9) -4.4%	3.4 2.1%	10.2 / 148.7%	8.1 5.2%	8.2 5.0%	0.1 / 1.3%
Pre-Tax Income (Loss) % Margin	(7.2) -4.6%	3.3 2.0%	10.5 / 146.1%	7.8 5.0%	8.1 5.0%	0.4 / 4.8%
Tax Rate	-35.8%	9.2%	88.2%	43.9%	13.0%	-69.1%
EBITDA	9.4	14.7	56.1%	16.3	14.1	-13.3%
Net Income (Loss) attributed to SSYS Ltd. % Margin	(10.2) -6.5%	(0.7) -0.4%	9.5 / -93.3%	4.1 2.7%	5.7 3.5%	1.6 / 37.7%
EPS (Diluted)	(0.19)	(0.01)	-93.4%	0.08	0.11	36.8%
Diluted Shared	53.0	53.8	1.4%	53.7	54.0	0.6%

($ in millions unless noted otherwise)

Financial Results Revenue

- ⬆ Product Revenue 1%
- ⬌ System Revenue 0%
- ⬆ Consumable Revenue 3%
- ⬆ Service Revenue 10%
- ⬆ Customer Support 7%

Total Revenue - Quarterly Trend


155.9
47.5
108.4
Q3 '17
179.3
49.6
129.8
Q4 '17
153.8
50.0
103.9
Q1 '18
170.2
51.8
118.4
Q2 '18
162.0
52.4
109.6
Q3 '18
Product
Service
($ in millions unless noted otherwise)

Financial Results – Gross Margin Trends

GAAP


54.0%
53.8%
56.5%
55.0%
55.6%
48.3%
48.7%
49.2%
49.1%
48.7%
35.1%
35.2%
34.0%
35.7%
34.2%
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Q3 '18

Non-GAAP


59.6%
58.8%
61.7%
59.6%
60.6%
52.5%
52.5%
52.8%
52.5%
52.1%
36.3%
35.9%
34.4%
36.2%
34.5%
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Q3 '18

Product Gross Margin Service Gross Margin Total Gross Margin

Financial Results – Operating Expense and Margin


GAAP
Q3 '17
R&D Expense (% of revenue) 14.0%
SG&A Expense (% of revenue) 38.7%
Q3 '18
R&D Expense (% of revenue) 15.9%
SG&A Expense (% of revenue) 30.7%

- ⬇ GAAP Operating Expense 8%
- ⬆ Non-GAAP Operating Expense 3%
- ⬆ GAAP R&D Expense 18%
- ⬇ GAAP SG&A Expense 17%


Operating Margin
Q3 '17
Q4 '17
Q1 '18
Q2 '18
Q3 '18
5.2%
7.6%
3.2%
6.2%
5.0%
-4.4%
-3.3%
-4.2%
-1.1%
2.1%
GAAP
Non-GAAP

Financial Results – Balance Sheet Summary & Cash Flow From Operations

	Dec '17	June '18	Sept '18
Cash and Cash Equivalents	328.8	346.7	348.9
Accounts Receivable, net	132.7	123.5	129.5
Inventories	115.7	117.0	118.1
Net Working Capital	451.6	453.1	483.9

($ in millions unless noted otherwise)

Cash Flow From Operating Activities


4.6
5.0
Q3 '17
Q3 '18
40.9
45.0
Q3 '17 YTD
Q3 '18 YTD

Lilach Payorski
CFO

Financial Summary

- Revenue results in-line with expectations and reflect continued recovery in high-end system sales
- Pleased with growth in services revenue, including improvements at Stratasys Direct Manufacturing
- Recurring revenue demonstrates strength of installed base of systems
- Pleased with operating expense controls - while investing for short and long-term growth
- Continued trend of positive cash generation from operating activities, and maintain healthy balance sheet



UPDATE ON CEO SEARCH

Elan Jaglom – Interim CEO

Update on CEO Search

Executive Search Committee



Elan Jaglom
Chairman of Board and Interim CEO



Victor Leventhal
Chairman of Compensation Committee

Candidates Being Interviewed:

- ✓ Strong leaders
- ✓ Global backgrounds
- ✓ Operational experience



Q3 UPDATE

David Reis – Vice Chairman

Manufacturing Customer Commitment Increasing

Siemens Mobility – AM Adoption

- April 2017 - Siemens Mobility begins providing rail industry with 3D printed parts
- Sept 2018 – Siemens Mobility announced its first digital rail maintenance center –the Siemens Mobility RRX Rail Service Center in Germany

Manufacturing Customers – Featured at IMTS

- FedEx – developing supply chain efficiencies
- SSL – Aerospace lay-up tooling with FDM
- Lockheed Martin –Antero PEKK for space program
- Team Penske – End use parts for NASCAR racing

New Innovations to Drive Adoption & Expand Addressable Markets
Metal/FDM/PolyJet


49


Lockheed Martin
02 — Factory floor
Helping Lockheed Martin develop high performance parts fit for space travel.
Door hatch cover


04 — Supply chain
We're helping FedEx innovate their business through multiple 3D printing applications.
FedEx

Stratasys Direct Manufacturing (SDM)

Improved performance driven by:

- SDM benefiting from organizational changes – now under North American sales
- Beginning to realize cross-selling synergies Parts sell printers ⬌ Printers sell parts
- Strong growth in manufacturing orders
- Increase in larger orders for complex projects and programs to top OEMs
- Positive mix shift toward AM vs. legacy traditional technologies



Revenue & Earnings Guidance

Revenue (M)
$670 - $680

GAAP Diluted EPS
$(0.19) - $(0.04)

Non-GAAP Diluted EPS
$0.50 - $0.55

Reconciliation of GAAP to Non-GAAP Guidance ($ in millions, except per share data)	
Revenue	$670 to $680
GAAP Net Loss	($10) to ($2)
(1) Stock-Based Compensation Expense	$16 to $17
(2) Intangible Assets Amortization Expense	$34
(3) Net Gains from Divestitures	($23) to ($22)
(4) Reorganization Related Expense	$6 to $7
(5) Tax Expense (Income) Related to Non-GAAP Adjustments	($1) to $1
Non-GAAP Net Income	$27 to $30
GAAP Loss Per Share	($0.19) to ($0.04)
Non-GAAP Diluted Earnings Per Share	$0.50 to $0.55

Thank You

Make it Better. Make it with Stratasys.

Reconciliation of GAAP to Non-GAAP - Results of Operations Stratasys Ltd.

	Three Months Ended September 30, 2018			Three Months Ended September 30, 2017		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$78,928	$5,545	$84,473	$75,239	$6,598	$81,837
Operating income (Loss) (1,2)	3,350	4,815	8,165	(6,873)	14,933	8,060
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	(679)	6,383	5,704	(10,157)	14,299	4,142
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	($0.01)	$0.12	$0.11	($0.19)	$0.27	$0.08
(1) Acquired intangible assets amortization expense		5,221			5,688	
Non-cash stock-based compensation expense		351			642	
Reorganization and other related costs		(27)			72	
Merger and acquisition related expense		0			196	
		5,545			6,598	
(2) Acquired intangible assets amortization expense		2,532			2,593	
Non-cash stock-based compensation expense		3,662			4,256	
Changes in fair value of obligations in connection with acquisitions		0			65	
Gain from divestiture, net of transaction costs		(7,016)			-	
Reorganization and other related costs		92			383	
Merger and acquisition related expense		0			1,038	
		-730			8,335	
		4,815			14,933	
(3) Corresponding tax effect		(750)			(836)	
Acquired intangibles assets amortization and write-off related to equity method investments		2,318			202	
		$6,383			$14,299	
(4) Weighted average number of ordinary shares outstanding – Diluted	53,769		53,992	53,012		53,664